

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

February 9, 2010

Mr. Timothy W. Carnahan
President and Chief Executive Officer
CYIOS Corporation
1300 Pennsylvania Avenue, Suite 700
Washington, D.C. 20004

   Re: CYIOS Corporation
     Item 4.01 Form 8-K
     Filed July 15, 2009
     File No. 000-27243

Dear Mr. Carnahan:

   We have completed our review of your Form 8-K and have no further comments at this time.

          Sincerely,

          William H. Thompson
          Accounting Branch Chief